UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

__________________

FORM U-1

Application/Declaration

Under

The Public Utility Holding Company

Act of 1935

__________________

Kinder Morgan, Inc.

(formerly named K N Energy, Inc.)

500 Dallas Street, Suite 1000

Houston, Texas  77002

and

K N Energy International, Inc.

500 Dallas Street, Suite 1000

Houston, Texas  77002

(Names of Companies filing this statement

and address of principal executive offices)

__________________

Joseph Listengart

Kinder Morgan, Inc.

500 Dallas Street, Suite 1000

Houston, Texas  77002

(713) 369-9000

(Name and address of agent for service)

__________________

The Commission is requested to send copies of all notices, orders and other communications in connection with this Application/Declaration to

Gary W. Orloff, Esq. Bracewell & Giuliani LLP 711 Louisiana Street, Suite 2900 Houston, Texas 77002-2781 (713) 221-1306	Timothy Michael Toy, Esq. Bracewell & Giuliani LLP 1177 Avenue of the Americas New York, New York 10036-2714 (212) 508-6118

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS

Applicant, Kinder Morgan, Inc., a Kansas corporation formerly named K N Energy, Inc. ("Kinder Morgan"), hereby applies under section 3(b) of the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"), for an order granting a section 3(b) exemption to its subsidiary Gas Natural del Noroeste, S.A. de C.V. ("Gas Natural"), a company organized under the laws of the Republic of Mexico ("Mexico") and operating solely in Mexico.

A notification of Gas Natural's foreign utility status under section 33 of the 1935 Act was filed on Form U-57 on September 2, 1999, File No. 073-00127 (the "Form 57 Filing")1. Kinder Morgan (under its then name K N Energy, Inc.) was identified in the Form 57 Filing as the only domestic associate or affiliate public utility company of Gas Natural. Attached as Exhibit A to the Form 57 Filing were certain state certifications as then required under section 33 of the 1935 Act. The state certifications provided were from the Railroad Commission of Texas, the Wyoming Public Service Commission and the Colorado Public Utilities Commission. A state certification was not provided with respect to Nebraska, a state in which Kinder Morgan then and now owns and operates facilities for the distribution at retail of natural gas, due to the fact that, in 1999, the State of Nebraska did not have a state commission having jurisdiction over the retail gas rates of Kinder Morgan in Nebraska. In 1999, only municipalities had jurisdiction over gas retail rates in Nebraska as to customers within the municipalities.

Gas Natural remains a subsidiary of Kinder Morgan, 28% owned directly by Kinder Morgan and 72% owned indirectly by Kinder Morgan through its direct, wholly-owned subsidiary K N Energy International, Inc., a Delaware corporation ("International"). In 2003, the Nebraska legislature passed the Natural Gas Regulation Act which subjected retail natural gas rates in Nebraska to state commission jurisdiction for the first time. Kinder Morgan will, in the immediate future, commence the process of seeking from the Nebraska Public Service Commission (the "NPSC") the certification required under section 33 of the 1935 Act. Upon receipt of this appropriate certification from Nebraska, the Form 57 Filing will either be amended, or replaced with a new filing on Form U-57, to encompass the state certification from the NPSC so as to continue Gas Natural's foreign utility status under section 33 of the 1935 Act2.

Gas Natural holds a thirty-year consession to build, own and operate a natural gas distribution system to serve a franchise territory of approximately 750,000 people in the city of Hermosillo and the Guaymas/Empalme area of Sonora, Mexico. Gas Natural had 15,528 residential, commercial and industrial customers at July 15, 2005.

APPLICANTS' STATEMENTS IN SUPPORT OF APPLICATION

_______________________

1  For ease of reference, a copy of the Form 57 Filing is Exhibit 3 hereto (typographical errors are as found in the EDGAR version).

2  The applicants commit to withdraw this Application/Declaration as and when the Form 57 Filing has been amended or replaced.

In support hereof, the Applicants state:

1.

Kinder Morgan is a publicly held corporation organized under Kansas law with its principal executive office at 500 Dallas Street, Suit 1000, Houston, Texas 77002. Kinder Morgan engages directly and indirectly in the sale and distribution of gas to retail customers, among other non-public utility operations. Neither Kinder Morgan nor any corporation owned and controlled by Kinder Morgan is a "holding company" or a "subsidiary company" of a holding company (in each case, other than in respect of Gas Natural), as defined in the 1935 Act.

2.

Gas Natural is a company organized under the laws of Mexico. Gas Natural derives no part of its income, directly or indirectly, from sources within the United States. Gas Natural is not a public-utility company in the United States. Gas Natural has no subsidiaries.

3.

Section 3(b) of the 1935 Act provides an exemption for any subsidiary company of a holding company from provisions of the 1935 Act applicable to such subsidiary companies, "if such subsidiary company derives no material part of its income, directly or indirectly, from sources within the United States, and neither it nor any of its subsidiary companies is a public utility company operating in the United States".

4.

Since the operations of Gas Natural are and will be exclusively outside the United States, its sale and revenues, and the regulation thereof, have little or no effect on the rates and business of Kinder Morgan's retail gas sales and revenues within the United States. Kinder Morgan's domestic utility customers will not be put at risk of any adverse financial effects resulting from the operations of Gas Natural, nor will the ability of the various State commissions to protect the interests of consumers in their respective States be adversely affected. Kinder Morgan's domestic utility operations are, and will continue to be, fully separated from Kinder Morgan's foreign operations. Moreover, since Kinder Morgan is a publicly traded company subject to the continuous disclosure requirements of the Securities Exchange Act of 1934, as amended, regulation under the federal securities laws offers significant additional protections for the interest of investors. Hence, current or future regulation of Gas Natural as a subsidiary of a holding company is not necessary either for the public interest or for the protection of investors.

5.

Kinder Morgan maintains separate books of account for any of its subsidiaries that may control Gas Natural and will commit to provide access to those books and records to each state commission with retail rate jurisdiction to the extent required under state law.

6.

If Gas Natural is exempt without qualification under section 3(b) of the 1935 Act, then Kinder Morgan and International would be entitled to the exemption provided for by Rule 10 of the 1935 Act.

7.

In addition, if Gas Natural is exempt under section 3(b) of the 1935 Act, then Kinder Morgan and International would be entitled under Rule 11(b)(1) to an exemption from Section 9(a)(2) of the Act.

8.

The Applicant hereby consents to file an annual report on Form U-33-S.

ITEM 2.  FEES, COMMISSION, AND EXPENSES.

An estimate of the fees and expenses to be paid or incurred by the Applicant in connection with the proposed transaction is set forth below:

Counsel Fees

to be filed by amendment

Total Fees

to be filed by amendment

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

Sections 3(b), 9(a)(2) and 10(a)(1) and Rules 10 and 11(b)(1) of the 1935 Act are or may be applicable to the matters described herein. To the extent any other sections of the 1935 Act may be applicable to such matters, the Applicants hereby request appropriate orders thereunder.

In an order granted prior to the inclusion of section 33 in the 1935 Act, the Commission granted an application under section 3(b) of the 1935 Act on facts and circumstances the same, in all regards relevant to section 3(b), as those presented in this Application/Declaration. See Exhibit 4 (attaching a copy of the 1986 order for ease of reference).

ITEM 4.  REGULATORY APPROVAL

No regulatory approval other than that of the Commission under Section 3(b) is required.

ITEM 5.  PROCEDURE

It is requested that the Commission issue and publish the requisite notice under Rule 23 with respect to the filing of this Application/Declaration, such notice to specify a date as the date after which an order granting and permitting this Application/Declaration to become effective may be entered by the Commission and that the Commission enter an appropriate order granting and permitting this Application/Declaration to become effective.

The Applicant hereby waives a hearing with respect to this Application/Declaration and requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. The Applicant hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order.

ITEM 6.  EXHIBITS

EXHIBIT 1

Form of Notice (to be filed by amendment)

EXHIBIT 2

Opinion of Counsel (to be filed by amendment)

EXHIBIT 3

Form U-57 filed by K N Energy, Inc. for Gas Natural

on September 2, 1999  (File No. 073-00127)

EXHIBIT 4

Utilicorp United Inc., 36 S.E.C. Docket 857 (1986),

Release No. 35-24204, File No. 31-818, Order Granting Application for Exemptions for Electric Utility Company and its Wholly-Owned Foreign Electric Utility Company and Special Purpose Subsidiary Pursuant to Section 3(b) of the Act.

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

The matters described herein do not involve major federal action having a significant effect on the environment and to the best of the Applicants' knowledge, no federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.

It is required that copies of all orders, notices and communications with respect to the above application be served as follows:

Joseph Listengart Kinder Morgan, Inc. 500 Dallas Street, Suite 1000 Houston, Texas 77002 (713) 369-9000	Gary W. Orloff, Esq. Bracewell & Giuliani LLP 711 Louisiana Street, Suite 2900 Houston, Texas 77002-2781 (713) 221-1306
Timothy Michael Toy, Esq. Bracewell & Giuliani LLP 1177 Avenue of the Americas New York, New York 10036-2714 (212) 508-6118

WHEREFORE, Applicant respectfully requests that the Commission issue an order herein determining that (i) Gas Natural is entitled to the exemption without qualification provided for by section 3(b) of the 1935 Act, and (ii) Kinder Morgan and International are entitled to the exemption provided by Rules 10 and 11(b)(1) of the 1935 Act.

Respectfully submitted.

KINDER MORGAN, INC.

By:  /s/Joseph Listengart

Name: Joseph Listengart

Title: Vice President, General Counsel and Secretary